Mail Stop 3561

November 6, 2006

Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Re: **Freedom Acquisition Holdings, Inc.**
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 29, 2006
           File No. 333-136248

Dear Mr. Berggruen:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 10 of our letter dated September 16, 2006 and we partially re-issue the comment. The registration statement does not appear to be amended to clarify that the officers and directors will not take retaining their positions into consideration in determining which acquisition to pursue.

Facing Page

2.	We note your response to prior comments 11 and 12, and disclosure on page five and elsewhere indicating that the common stock underlying the warrants will not become exercisable within a year. Please tell us if the warrants by their terms become exercisable a year or later from the date of the prospectus after consummation of a business combination. If the warrants do not become exercisable by their terms because of an additional condition to exercise such as an effective registration statement, please revise page five and elsewhere to clearly indicate such additional conditions to exercise.

Prospectus Cover Page

3.	Please refer to prior comment 14. As you are a blank check company with minimal assets, no income from continuing operations, and subject to the risk, as disclosed on page 27, that no active trading market may develop for your securities, please revise the description of the offering beginning on page four to briefly address how you will comply with initial American Stock Exchange listing standards, including the requirements concerning income and shareholder equity.

4.	Please revise the first paragraph's reference to your efforts to identify a business combination to disclose that you have 24 months to consummate such an acquisition, and that if you do not consummate a business combination within the required time, investors' money, less identified costs, will be returned upon dissolution and liquidation.

Prospectus Summary, page 1

5.	In addition to the topics covered in the paragraph currently appearing on page 15, the significant risk disclosure beginning on page two should briefly highlight dilution to shareholders, reliance on Mr. Berggruen's ability to choose an appropriate target business and either conduct due diligence or monitor due diligence conducted by others, conflicts of interest of Messrs. Berggruen and Franklin, and the control of Freedom Acquisition exercised by Messrs. Berggruen and Franklin by virtue of their direct and indirect equity interests.

6.	Please revise the statement that "[t]argeted businesses have a history of profitability…" on page one to clarify whether or not you have identified any targets. It is unclear whether this statement describes targeted businesses in the abstract, certain types or categories of businesses or actual businesses that Mr. Berggruen has identified. Please revise or advise.

7.   We note revised disclosure in the first full paragraph on page two, the first full paragraph on page nine and other disclosure indicating that Messrs. Berggruen and Franklin will not give any consideration to entering into a business combination with companies affiliated with them or any founder, officer or director. We note, however, from section 6 of the Letter Agreements filed as Exhibit 10.10, etc., that business combinations with entities affiliated with the company may occur if the company obtains a satisfactory opinion from an independent investment banking firm. Please revise page nine and where appropriate to indicate the source of the limitations on the founders concerning affiliated business combinations.

8.   In this regard, please revise to retain only the key elements and either delete or relocate the rest of the following text to a section of the prospectus not subject to Rule 421(d) of Regulation C: the last two full paragraphs on page 1, the carryover paragraph from pages one to two, the first two full paragraphs on page two, and the bullet points on page two.

9.   We note your response to prior comment 18 and the statement that you will seek acquisitions of "mid-cap companies with valuations between approximately $500 million and $1.5 billion." Please revise this disclosure consistent with the comment below regarding prior comment 50 and Management's Discussion and Analysis.

The Offering, page 4

10.   We note your response and the revised disclosure in response to prior comment 22. Please revise to indicate in one location in forepart of the Summary the amount of funds that will be available to the company for estimated expenses and working capital. Your disclosure should briefly identify the categories of funding sources (such as the interest that will be paid out of the trust account and other trust and out-of-trust sources), quantify the amounts that will be available from each source and quantify your estimated expenses assuming you do not consummate a business combination prior to the 24 month period preceding a mandatory dissolution.

11.   In this regard, please revise the second and fourth bullet points on page 10 to quantify the expenses incurred to date and repaid to date.

12.   We note the revised disclosure in the carryover paragraph on pages 10-11. The meaning is unclear because the paragraph consists of one long sentence with several parenthetical phrases and sub points. Please revise this disclosure here and elsewhere accordingly.

13.   We note the revised disclosure under "Stockholders must approve…" on page 11 in response to prior comment five. Please revise this subsection to clarify the time period by which you must either consummate a business combination or dissolve and liquidate. It is our understanding that this time period is set by the "Termination Date," as defined in section 3 of the Letter Agreements filed as Exhibits 10.10, etc. Currently you state on page 11 that you must dissolve and liquidate if you have not obtained stockholder approval for an initial business combination within 24 months. On page 12, however, you state that you have 90 days after the expiration of the 24 months. Please revise this subsection to address similar information together and to reconcile the apparent inconsistency. If applicable, revise here and where appropriate to disclose the conditions under which the company has the right to extend the period preceding a mandatory dissolution and liquidation. If the company is unable to extend the period, please revise to clarify the last parenthetical phrase in this subsection.

Risk Factors, page 17

14.   Please provide a risk factor to discuss investors' reliance on Mr. Berggruen's ability to choose a business partner, and disclose that investors' only opportunity to evaluate and affect the investment decision regarding a potential business combination will be limited to voting for or against the proposal. In addition, the vote may be voted against (or, alternatively, for) a proposal that could still be approved (or rejected) if a sufficient number of public stockholders vote for (or against) the proposed business combination.

15.   We note your response to prior comment 45. Please revise "Each of our founders may have a conflict of interest in deciding if a particular…" on page 23 to clarify the risk. Currently it is unclear if the risk is that the founders may choose an inappropriate investment to avoid rendering their warrants worthless.

16.   We note the second to last risk factor on page 17 "If we dissolve and liquidate before concluding a business combination…" Please revise to quantify the approximate amount of general and administrative expenses and other costs, based on such amounts on pages 32 and 40, that would decrease an investor's payment assuming you do not complete a business combination within 24 months. Please also quantify, based on these estimated expenses and costs, the approximate amount, less-than $8.00, that would go to public stockholders on a per share basis.

17.   We note the reference to "that portion of the interest earned previously released to us" on page 19. Please tell us the estimated time period, assuming current market conditions, by which the $4.5 million cap on trust interest payments will be met.

18.   Please revise the first risk factor on page 22 to reflect the percentage of beneficial ownership and control of Messrs. Berggruen and Franklin, both directly and indirectly through each individual's affiliates.

19.   Please revise the last paragraph on page 22 to clearly disclose the risk. Currently the paragraph describes mitigating information when the risk appears to be that Marlin Equities is not obligated to provide you first review of any business opportunities and Berggruen Holdings is not obligated to provide you first review of any business opportunities below $500 million, when these relationships are being relied on by the company to source possible business combinations.

20.   Please revise the last risk factor on page 23 to quantify the approximate amount of anticipated out-of-pocket expenses and amounts to be available in and outside of the trust. Also, if the $50 million investment by Messrs. Berggruen and Franklin may be among the expenses for which they may negotiate repayment as part of a business combination, please revise to so state.

21.   Please revise the last risk factor on page 30 to clearly describe the effect of a state administrator's decision under The North American Securities Administration Association's policies to disallow the offering. For example, it is unclear if disallowance would merely mean that the common shares would be non-transferable, or whether the offering would have to be unwound or subject to rescission rights or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 39

22.   We note the revised disclosure in response to prior comment 50 and statements on pages three and 29 that you will seek acquisitions of "mid-cap companies with valuations between approximately $500 million and $1.5 billion." Please revise to clearly describe the additional funding sources you anticipate seeking in order to acquire entities with valuations of more than two to five times larger than the expected proceeds from this offering. Where you describe your intention to seek such larger acquisition targets, please revise to describe the leveraged nature of such acquisitions. In this regard, in the second and third risk factors on page 21, the second risk factor on page 25 and where appropriate, please disclose the risks of such leverage and the risks pertaining to significant, additional funding needs.

23.   In addition, please revise your description of Mr. Berggruen's management background to disclose the extent of his experience with highly leveraged acquisitions of companies with valuations between $500 million and $1.5 billion.

> If he has no such experience, please to state so and revise your risk factor
> describing dependence on Mr. Berggruen's investment abilities accordingly.

24.   Please revise to disclose if your target businesses include public companies. Also
       revise your description of due diligence expenses, filing fees and other working
       capital needs to address any significantly greater costs associated with acquiring
       publicly held "mid-cap" companies.

Proposed Business, page 41

Management Expertise, page 41

25.   Your disclosure of competitive advantages suggests that you will have eight
       offices, 12 investment professionals worldwide and six senior investment
       professionals located at your offices. You also disclose on page 43 that you
       "expect" several individuals affiliated with your sponsors to "actively source
       target businesses." As you do not identify the offices and persons under Facilities
       and Employees on page 57, please revise to eliminate the suggestion that you
       have such worldwide offices and employees. With respect to the background
       information on senior investment professionals on page 43, please revise to
       explain your basis for considering these persons as working for you.

26.   Please revise the carryover paragraph on page 41 and the last paragraph and bullet
       points on page 45 to describe Mr. Beggruen's experience conducting due
       diligence or monitoring others' performance of due diligence.

Established Deal Sourcing Network, page 42

27.   You describe an "[e]stablished deal sourcing network" on page 42 that includes
       Marlin Equities. In contrast, you state on page 45 that Mr. Berggruen is not
       committed to spending full-time on your business, and your directors are not
       committed to spending any time in identifying or performing due diligence on
       potential target businesses. Please revise the subsection "Competitive
       Advantages," to consistently disclose that Mr. Berggruen, Mr. Franklin, and
       individuals and entities associated with them are not committed to spending full-
       time (or any time with respect to Mr. Franklin and other directors) identifying or
       performing due diligence on potential target businesses. Similarly revise the first
       risk factor on page 28.

Effecting a Business Combination, page 44

General, page 44

28.   Please tell us whether your accountants/auditors are included in the group of vendors from whom you will seek "agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public stockholders."

Dissolution and Liquidation if no Business Combination, page 50

29.   We note the estimate of costs for implementing the dissolution and plan of distribution in the first paragraph on page 51. Please revise to provide estimated costs for legal fees, filing fees and printing and mailing fees.

30.   We reissue prior comment 61. Please revise accordingly.

31.   We note your response to comment 62 of our letter. We do not see the changed language. Please revise or advise.

Management, page 59

32.   You refer to "key officers," "our officers," and "our management" in several places, including but not limited to pages 3, 22, 23, 34, 41, 44-46, 51 and 80. Please revise throughout to indicate that Mr. Berggruen is the sole member of management and sole officer of the company. When referencing management or officers, please refer to Mr. Berggruen and avoid generic terms that imply more than one officer or that you have a full-time employee. Similarly revise "such entity or individual" on page 65 to identify Messrs. Berggruen and Franklin and the entities that they control.

Directors and Executive Officers, page 59

33.   We note that the board of directors has determined that each of Messrs. Lauder, Hauslein and Morey is independent. We also note that they are among your "founders," whose conflicts of interest are described in Risk Factors, and that each of Messrs. Lauder, Hauslein and Morey received 40,000 shares of common stock for approximately $106 when the public offering price of that many shares is expected to exceed $300,000. Given the anticipated value of the shares they received and the directors' status as founders of the company, please tell us the criteria you used to determine independence.

34.   Please briefly describe Mr. Morey's business experience since December 2002, when he ceased working as a consultant to Ernst & Young LLP. See Item 401(e).

Board Committees, page 61

35.   Please revise the text below each subheading of board committees to identify their members. Also disclose whether they have already been determined to be independent, instead of using the future tense "will be."

Audit Committee, page 61

36.   Please revise to disclose the information responsive to Item 401(h) concerning audit committee financial experts.

Principal Stockholders, page 64

37.   Please revise the first full paragraph on page 65 and footnotes (2), (3) and (4) to the table on page 64 to quantify the equity ownership of each of Messrs. Berggruen and Franklin so that the percentage given for each individual includes the shares they control through Berggruen Holdings and Marlin Equities, respectively.

38.   Please revise to disclose standard compensation or other arrangements with directors. See Item 402(g). We note the shares of common stock issued to directors.

Certain Transactions, page 65

39.   We note from page 57 that you are currently being charged $10,000 per month by Berggruen Holdings, Inc. You state on page 66 that, upon consummation of the offering, you will pay Berggruen Holdings, Inc. a total of $10,000 per month until the earlier of your consummation of a business combination or your dissolution. Revise to indicate whether the payments to Berggruen Holdings, Inc. already have or will include payments covering June 2006 through to consummation of this registered offering. Please make conforming changes to the third bullet point on page 10, Liquidity and Capital Resources and where appropriate.

40.   We note the maximum amount of out-of-pocket expenses, $4.5 million, is the same amount the sponsors have agreed to invest for the sponsors' warrants. If the reimbursement of expenses up to $4.5 million is meant to repay the sponsors for the cost of the sponsors' warrants, revise to so state. Alternatively, revise to explain if and why the parties structured the expenses cap to match the cost of the warrants.

Description of Securities, page 67

Units, page 68

Co-Investment Units, page 68

41.   Please revise the fourth full paragraph on page 69 to describe the categories of
        funds or assets that will qualify as net liquid assets for purposes of the audit
        committee's evaluation of the sponsors' ability to purchase $50 million of your
        securities. For example, explain whether proceeds of this offering, financing to
        be obtained in the future from the acquisition target, commitments to sell your
        securities or other sources will be used to determine the sponsors' sufficient net
        liquid assets.

Warrants, page 70

Co-Investment Warrants, page 72

42.   Also with respect to the co-investment units, please revise the last paragraph on
        page 72 to clarify the permissible and anticipated uses of the co-investment unit
        proceeds.

Exhibit 4.3

43.   We note your response to our prior comment 74. Accordingly, please provide the
        amended warrant agreement as an exhibit.

* * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
response to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, who reviewed your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
 Companies

cc: Alan I. Annex, Esq. (*by facsimile*)
      212-801-6400